Exhibit 3.26
ARTICLES OF INCORPORATION
OF
MSG INVESTMENTS, INC.
I
     The name of this corporation is MSG Investments, Inc.
II
     The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
III
     The name and address in the State of California of this corporation’s initial agent for service of process is:
RICK J. PIELAGO, CPA
28633 S. WESTERN AVENUE, SUITE 201
RANCHO PALOS VERDES, CA 90275
IV
     This corporation is authorized to issue only one class of shares of stock, designated “common stock”; and the total number of shares which this corporation is authorized to issue is 100,000.
V
     The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California Law.
     The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.
Dated: September 25, 2001

/s/ Rick J. Pielago
RICK J. PIELAGO, Incorporator